UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITES AND EXCAHNGE COMMISSION WASHINGTON, D.C. 20549

(Mark One)

☒                              Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

OR

☐                                 Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from       to

Commission file number 1-8993

A.                     Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONEBEACON 401(k) SAVINGS PLAN

B.                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEBEACON INSURANCE GROUP, LTD.

60 Carlson Parkway
Minnetonka, MN 55305
(952) 852-2431

REQUIRED INFORMATION

The following Financial Statements and Schedule for the Plan and a Written Consent of Independent Registered Public Accounting Firm are filed with, and included in, this Report as Exhibits 99(a) and 99(b) hereto, respectively, as detailed below:

99(a)                      Financial Statements and Schedule for the Plan consisting of:

1.                                       Report of Independent Registered Public Accounting Firm;

2.                                       Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005;

3.                                       Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005;

4.                                       Notes to Financial Statements;

5.                                       Schedule of Assets (Held at End of Year) December 31, 2006;

99(b)                     Consent of Independent Registered Public Accounting Firm

OneBeacon 401(k) Savings Plan

(Formerly the OneBeacon Insurance Savings Plan)

Financial Statements and Supplemental Schedule to

Accompany 2006 Form 5500

Annual Report of Employee Benefit Plan

Under ERISA of 1974

For the Years Ended December 31, 2006 and 2005

OneBeacon 401(k) Savings Plan

*      Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

OneBeacon 401(k) Savings Plan

(formerly the OneBeacon Insurance Savings Plan)

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of OneBeacon 401(k) Savings Plan (formerly the OneBeacon Insurance Savings Plan) (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note B, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare Pension Plans (the “FSP”) as of December 31, 2006 and 2005.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 27, 2007

OneBeacon 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2006 and 2005

	2006	2005
Assets
Investments:
Investments at fair value (Notes B, C, D, E)	$497,166,126	$450,187,655
Loans to participants at fair value (Note A)	5,026,844	4,298,820
Total Investments	502,192,970	454,486,475

Receivables:
Interest and dividends receivable	1,020,198	751,495
Receivable for securities sold	629,790	307,473
Employer contributions (Note A)	104,758	109,032
Participant contributions (Note A)	353,481	357,237
Total Receivables	2,108,227	1,525,237

Total Assets	504,301,197	456,011,712

Liabilities
Payable for securities purchased	1,050,507	707,454
Accrued administrative and custody expenses (Note A)	281,306	103,507
Total Liabilities	1,331,813	810,961

Net assets reflecting all investments at fair value	502,969,384	455,200,751
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note B)	697,282	723,425

Net Assets Available for Benefits	$503,666,666	$455,924,176

The accompanying notes are an integral part of these financial statements.

OneBeacon 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2006 and 2005

	2006	2005
Additions
Investment income:
Interest and dividend income (Notes C)	$21,107,662	$18,360,464
Interest income, participant loans (Notes A,C)	295,151	233,508
Net appreciation in fair value of investments (Note C)	45,853,361	20,122,612
Net investment income	67,256,174	38,716,584

Contributions:
Employer	4,991,469	5,122,800
Participant	18,275,002	18,096,190
	23,266,471	23,218,990

Transfers in – rollovers	2,412,035	4,141,956
Total additions	92,934,680	66,077,530

Deductions
Benefits paid to participants	44,738,836	43,415,477
Administrative and custody expenses (Note A)	453,354	541,314
Total deductions	45,192,190	43,956,791

Net increase	47,742,490	22,120,739

Net Assets Available for Benefits:
Beginning of year	455,924,176	433,803,437
End of year	$503,666,666	$455,924,176

The accompanying notes are an integral part of these financial statements.

OneBeacon 401(k) Savings Plan

Notes to Financial Statements

A.           Description of the Plan

The following description of the OneBeacon 401(k) Savings Plan (the “Plan”), formerly known as the OneBeacon Insurance Savings Plan, provides only general information. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of OneBeacon Insurance Company (the “Company”). The following entities are also participating employers of the Plan: OneBeacon Professional Partners, A.W.G. Dewar, Inc. and Guilford Holdings, Inc.

Effective January 1, 2005, the Plan was amended to update the definition of a highly compensated employee and also to recognize prior service for vesting purposes for the First Media Insurance Specialists, Inc. acquisition, the acquisition of the renewal rights to the HPL and MCE&O business of Chubb Specialty and the sale of National Farmers Union Property and Casualty Company. The Plan was also amended to reduce the small balance cash out provision from $5,000 to $1,000, and to allow the Chief Executive Officer of the Company or his/her designee to approve and execute technical changes to the plan.

Effective September 29, 2006, in connection with the renewal rights sale of OneBeacon AGRI business to QBE Insurance Corporation, (“QBE”), the Plan was amended to recognize service with QBE for vesting purposes of participants who became QBE employees as a result of the sale and maintain continuous service.

Effective October, 28, 2006, Guilford Holdings, Inc. was added as a participating employer in the Plan. The employees of Guilford Holdings, Inc. were already Plan participants because prior to October, 28, 2006, they were employees of the Company.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Employees who complete sixty days of continuous service are eligible to participate in the Plan. Eligible employees are automatically enrolled in the Plan at a 2 percent employee contribution rate, unless waived by the employee.

Contributions

Participants can contribute 40 percent of annual compensation, as defined by the Plan document on a pre-tax and/or an after-tax basis. Participants direct their contributions and employer contributions into various investment options offered by the Plan. The Company contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. The matching Company contribution mirrors the employee directed investment options. Eligible participants who attain age 50 before the end of the Plan year can make catch up contributions to the Plan. Contributions are subject to IRS limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution (b) Plan earnings, net of an allocation of investment fees and (c) applicable loan fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

Forfeitures

Forfeitures are used to reduce Company contributions. The balances as of December 31, 2006 and 2005, in the forfeiture account were $52,206 and $4,359, respectively. During 2006 and 2005, $623,653 and $496,376, respectively, of forfeited funds were used to offset employer contributions.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate (8.25% and 7.25% at December 31, 2006 and December 31, 2005, respectively) plus 1 percent as of the beginning of the month in which the loan was made.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over time. For termination of service for other reasons, a participant may only receive the value of the vested interest in his or her account as a lump-sum distribution.

Expenses

The Company paid the majority of administrative expenses, including all audit and investment management fees, except for certain administrative and custody fees paid by the Plan to Vanguard Fiduciary Trust Company (“Vanguard”), the Trustee of the Plan (“Trustee”), and Mellon Global Securities Services (“Mellon”), the custodian of some of the assets of the Plan. Fees paid to Vanguard and Mellon totaled $453,354 and $541,314 in 2006 and 2005, respectively.

Plan Termination

While the Company has not expressed any intent to discontinue their contributions or terminate the Plan, they are free to do so at any time. In the event the Plan is terminated, the Plan provides that each participant’s balance, inclusive of Company contributions, becomes immediately 100 percent vested and shall be distributed to the participants.

Employer and Participant Contributions Receivable

Employer contributions receivable at December 31, 2006 and 2005 of $104,758 and $109,032, respectively, consist of Company contributions that pertain to the current plan year and were contributed in the subsequent year. Participant contributions receivable at December 31, 2006 and 2005 of $353,481 and $357,237, respectively, consist of participant contributions that pertain to the current plan year and were contributed in the subsequent year.

Accrued Administrative and Custody Expenses

Accrued administrative and custody expenses at December 31, 2006 and 2005 of $281,306 and $103,507, respectively, represents trustee and custodian expenses incurred by the Plan due to be paid at year-end.

Investment Options

During the plan years ended December 31, 2006 and 2005, participants were able to allocate their contributions among various registered investment company options, two company stock funds and four specific Plan-sponsored funds comprised of stocks, bonds, government securities and guaranteed investment contracts (“GICs”) as follows:

Baron Asset Fund
Columbia Mid-Cap Value Fund*
OneBeacon Equity Fund
OneBeacon Fixed Income Fund
OneBeacon Fully Managed Fund
OneBeacon Stable Value Fund
OneBeacon Company Stock Fund
Vanguard 500 Index Fund Investor Shares
Vanguard Asset Allocation Fund Investor Shares
Vanguard Extended Market Index Fund Investor Shares
Vanguard High-Yield Corporate Fund Investor Shares
Vanguard International Growth Fund Investor Shares
Vanguard International Value Fund Investor Shares
Vanguard Long-Term Investment Grade Investor Shares
Vanguard Mid-Cap Index Fund Investor Shares
Vanguard Morgan Growth Fund Investor Shares
Vanguard Prime Money Market Fund
Vanguard Selected Value Fund*
Vanguard Short-Term Investment Grade Fund Investor Shares
Vanguard Small-Cap Index Fund Investor Shares
Vanguard Target Retirement 2005 Fund
Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund

Vanguard Target Retirement Income Fund
Vanguard Total International Stock Index Fund
Vanguard U.S. Growth Fund Investor Shares
Vanguard Wellington Fund Investor Shares
Vanguard Windsor Fund Investor Shares
Vanguard Windsor II Fund Investor Shares
White Mountains Stock Fund

* Columbia Management announced on February 24, 2005 that the Columbia Mid-Cap Value Fund was being merged into another mid-cap fund. Consequently, the Columbia Mid-Cap Value Fund is no longer an investment option for the Plan participants. The Company added the Vanguard Selected Value Fund to replace the Columbia Mid-Cap Value Fund. Participants who did not change their investment option from Columbia Mid-Cap Value Fund were automatically enrolled in the Vanguard Selected Value Fund.

Effective October 16, 2006, the Plan made changes to its fund lineup. The following funds were removed: Vanguard Asset Allocation Fund Investor Shares, Vanguard Extended Market Index Fund Investor Shares, and Vanguard U.S. Growth Fund Investor Shares. The following funds were added: Baron Asset Fund, Vanguard International Value Fund Investor Shares, Vanguard Mid-Cap Index Fund Investor Shares, Vanguard Target Retirement Funds (for years 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050), and Vanguard Target Retirement Income Fund.

Effective November 9, 2006, in connection with the Company’s Initial Public Offering, the Plan added the OneBeacon Company Stock Fund to its fund lineup.

B.             Summary of Accounting Policies

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements and notes to the financial statements.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Many factors are considered in arriving at fair market value.  In general, corporate bonds and U.S. government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings.  Shares of company stock, preferred stock and common stock are valued at quoted market prices.  Registered investment companies are valued at the net asset value as reported by the fund at year end.  Units of common/collective trust funds are valued at the net asset value of the fund, as reported by Vanguard, on the last business day of the year. Participant loans are recorded at cost plus accrued interest, which approximates fair value.

As described in Financial Accounting Standards Board (the “FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts (“GICs”) held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. In accordance with the FSP, the Statement of Net Assets Available for Benefits as of December 31, 2005 has been retroactively adjusted to present the fair value of the investment contracts and adjustment from fair value to contract value of $723,425.

For insurance contracts, fair value is the present value of the expected future cash flows of each contract. Expected future cash flows are derived by Vanguard. To determine fair value Vanguard uses the published forward swap discount rate plus/minus an adjustment; the Ryan Guaranteed Investment Contract Yield Spread Adjustment (“Ryan Yield Adjustment”). The Ryan Index is published by Ryan Labs Inc. Asset Management and is the value of their index of GICs with three to five year maturities. The Ryan Yield Adjustment is obtained by taking the difference between the published swap discount rate and the Ryan Index and this spread amount is then applied to the cash flows discount rate, the discounted cash flows are then summed, and the fair value of the contract is obtained. The fair value of the wrap contract for the synthetic investment contract is determined using the cost approach, based on replacement cost information provided by the issuers. Individual assets of the synthetic investment contracts are valued at representative quoted market prices or at net asset value of the underlying fund.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at fair value, the Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, excluding insurance and investment contracts, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments

Benefit payments are recorded when paid.

Risks and Uncertainties

The Plan provides various investment options in any combination of stocks, bonds, fixed income securities, registered investment companies, money market funds, and other investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, and a level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements (the “Standard”). The Standard defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently evaluating what impact the adoption of the Standard will have on the financial statements.

C.    Investments

The following presents the fair value of investments that represent 5 percent or more of the Plan’s net assets.

	As of December 31,
	2006	2005
Investments, at fair value
Vanguard 500 Index Fund Investor Shares	$34,320,425	$32,929,494
Vanguard Wellington Fund Investor Shares	30,190,120	27,253,127
Vanguard Windsor Fund Investor Shares	38,917,582	35,791,550
Vanguard Prime Money Market Fund	52,525,893	20,266,818

	For the Years Ended December 31,
	2006	2005
Net appreciation/(depreciation) in fair value of investments, by type
Common Stock	28,449,803	20,592,986
Preferred Stock and Convertible Preferred Stock	(703,628)	(1,784,954)
OneBeacon Company Stock	22,436	—
White Mountains Stock	384,243	(2,312,806)
Corporate Bonds	(2,002,949)	(59,392)
Convertible Bonds	1,300,279	1,938,308
US Government Bonds	(15,872)	(75,433)
Registered Investment Companies	18,419,049	1,823,903
Net appreciation in fair value of investments	$45,853,361	$20,122,612

D.    Investment Contracts (OneBeacon Insurance Stable Value Fund)

The Plan has entered into fully benefit responsive investment contracts with Bank of America, Genworth Life and Annuity Insurance, IXIS, JP Morgan Chase Bank, Massachusetts Mutual, Monumental Life Insurance Company, Principal Financial Group, Rabobank Nederland, State Street Bank, Travelers, and UBS. The OneBeacon Insurance Stable Value Fund (“Stable Value Fund”) also invests in the Vanguard Prime Money Market Fund. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan unless specifically denoted elsewhere in the contract, such as an early termination clause.

Synthetic GICs represent individual assets placed in a trust, with ownership by the Plan, which also contain a third party issued benefit responsive wrapper contract that guarantees that participant transactions are executed at contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero percent.

	2006	2005
Average Yields for GICs and Synthetic GICs
Based on actual earnings	4.52%	4.23%
Credited to participants	4.44%	4.01%

There are certain events which limit the ability of the Plan to transact at contract value with the contract issuer, and could potentially result in termination of the contract prior to contract maturity date. Such events include: amendments to the Plan document, changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Plan sponsor or other Plan sponsor event (divestitures, spin-offs of a subsidiary, etc.), which cause a significant withdrawal from the Plan, Plan termination, or failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GIC does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. However, the synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value.

E.     Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan.  The Plan also has investments, which are managed by White Mountains Advisors, LLC (“WM Advisors”), an affiliate of the Company. Prospector Partners continues to serve as a discretionary advisor to WM Advisors under a sub-advisory agreement.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Richard P. Howard, a managing member of Prospector Partners, LLC, is a director of the Company.  Participants’ loans also constitute party-in-interest transactions.

The Plan invests in the White Mountains Stock Fund (“the WTM Fund”) which is comprised of common shares of White Mountains Insurance Group, Ltd. (the Parent Company) and small amounts of cash invested in the Vanguard Prime Money Market Fund.  The unit values of the WTM Fund are recorded and maintained by Vanguard.  During the years ended December 31, 2006 and 2005, the Plan purchased shares in the WTM Fund in the amounts of $2,187,643 and $4,085,735, respectively; sold shares in the WTM Fund of $4,098,549 and $4,584,999, respectively; had dividend earnings of $193,964 and $215,106; and had net appreciation/(depreciation) in the WTM Fund of $384,243 and $(2,312,806) respectively. The total value of the Plan’s investment in the WTM Fund was $13,176,782 and $14,686,764 at December 31, 2006 and 2005, respectively.

Effective November 9, 2006, and in connection with the Company’s Initial Public Offering, the Plan began investing in the OneBeacon Company Stock Fund (“the OB Fund”) which is comprised of common shares of OneBeacon Insurance Group, Ltd. and small amounts of cash invested in the Vanguard Prime Money Market Fund. The unit values of the OB Fund are recorded and maintained by Vanguard. During the year ended December 31, 2006, the Plan purchased shares in the OB Fund in the amount of $505,614; sold shares in the OB Fund of $60,575; had dividend earnings of $0; and had net appreciation in the OB Fund of $22,436. The total value of the Plan’s investment in the OB Fund was $467,443 at December 31, 2006.

Management fees in the amount $455,158 and $407,836 were paid by the Company in 2006 and 2005, respectively, to WM Advisors, a related entity that also qualifies as party-in-interest.

F.     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has since been amended. However, management believes the Plan is designed and operates in accordance with the IRC; therefore, no provision for income taxes is required. A determination letter was filed with the

Internal Revenue Service on December 27, 2006 with respect to the amendment of the Plan to which the Company is waiting a response.

G.    Subsequent Events

Effective January 1, 2007, the following changes were made to the Plan: the 60 day service requirement for Plan eligibility was removed and employees are now immediately eligible upon hire. Employees who become automatically enrolled now have an automatic 1% increase to their pre-tax contribution rate each April, and the default fund for automatic enrollment is the age appropriate Vanguard Target Retirement Fund. A Roth 401(k) feature was added as a contribution option. A participant whose employment is transferred from the Company to an affiliated employer may elect to transfer his/her account to another qualified retirement plan of the affiliated employer, provided that the plan of the affiliated employer accepts such a transfer. Such a transfer shall be known as an “elective transfer.”

Effective April 27, 2007, the OneBeacon Employee Stock Ownership Plan was merged into the OneBeacon 401(k) Savings Plan. Investment options and Plan features remain the same.

OneBeacon 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV, Line 4i

(a) (b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL	(d) COST**	(c) SHARES/UNITS /PAR VALUE	(c) CURRENT VALUE

* THE BOSTON COMPANY INC POOLED DAILY LIQUIDITY FUND	VAR RT 12/31/2099 DD 03/01/76		6,544,009	$6,544,009
				6,544,009

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NEENAH PAPER INC	Common Stock		3,968	140,155
NEW YORK TIMES CO CL A	Common Stock		46,821	1,140,565
NEWMONT MINING CORP HOLDING CO	Common Stock		50,690	2,288,613
NORTHGATE MINERALS CORP	Common Stock		119,847	417,067
PETRO-CANADA COM SHS COM	Common Stock		48,508	1,990,764

(a) (b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL	(d) COST**	(c) SHARES/UNITS /PAR VALUE	(c) CURRENT VALUE
PFIZER INC COM STK	Common Stock		92,956	2,407,570
POGO PRODUCING CO COM	Common Stock		42,754	2,071,011
POPE & TALBOT INC	Common Stock		9,921	54,265
POST PPTYS INC COM	Common Stock		92,828	4,242,209
POTLATCH CORP NEW COM	Common Stock		25,619	1,122,612
ROCKVILLE FINL INC	Common Stock		2,282	40,732
RYDER SYS INC COM	Common Stock		7,538	384,914
SARA LEE CORP	Common Stock		893	15,205
SASKATCHEWAN WHEAT POOL INC	Common Stock		29,760	226,835
SHELL CDA LTD CL A	Common Stock		43,447	1,624,435
SIERRA PAC RES NEW COM	Common Stock		179,229	3,016,422
STATE AUTO FINL CORP	Common Stock		9,723	337,673
TIMBERWEST FST CORP STPLD UT 1	Common Stock		128,528	1,664,454
TOOTSIE ROLL INDS INC	Common Stock		34,384	1,124,360
TRIBUNE CO NEW COM	Common Stock		92,948	2,860,949
UNISOURCE ENERGY CORP COM	Common Stock		106,417	3,887,385
WAUWATOSA HLDGS INC	Common Stock		7,640	136,146
WEYERHAEUSER CO COM	Common Stock		5,655	399,547
XEROX CORP COM	Common Stock		71,861	1,218,041
				93,540,271

* ONEBEACON COMPANY STOCK FUND	Company Stock		16,696	467,443
* WHITE MOUNTAINS STOCK	Company Stock		22,701	13,176,782
				13,644,225

KGEN PWR CORP COM 144A	Preferred Stock		35,214	492,982
				492,982
3M EMPLOYEE STK OWNERSHIP 144A	Corporate Bond 5.620% 07/15/2009		328,414	329,646
AMERICAN GEN FIN MTN #TR00378	Corporate Bond 5.375% 10/01/2012		1,993,400	1,987,874
ARIZONA PUB SVC CO NT	Corporate Bond 5.800% 06/30/2014		996,700	994,419
CALPINE CORP SR NT	Corporate Bond 8.500% 02/15/2011		2,925,650	2,340,520
COORS BREWING CO	Corporate Bond 6.375% 05/15/2012		1,993,400	2,062,798
DU PONT EI DE NEMOURS & CO NT	Corporate Bond 6.875% 10/15/2009		1,993,400	2,081,074

(a) (b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL	(d) COST**	(c) SHARES/UNITS /PAR VALUE	(c) CURRENT VALUE
FOSTERS FIN CORP NT 144A	Corporate Bond 6.875% 06/15/2011		996,700	1,045,278
GENERAL ELEC CAP MTN #TR00762	Corporate Bond 5.250% 10/27/2009 DD 10/27/06		2,990,100	2,999,208
HARTFORD LIFE INC SR NT	Corporate Bond 7.375% 03/01/2031		996,700	1,008,167
HARVARD UNIV MASS	Corporate Bond 8.125% 04/15/2007		1,041,552	1,049,446
INTERNATIONAL LEASE FIN SR NT	Corporate Bond 5.000% 09/15/2012 DD 09/22/05		1,495,050	1,464,712
KINDER MORGAN ENERGY SR NT	Corporate Bond 7.500% 11/01/2010		996,700	1,062,744
PACIFIC GAS & ELECTRIC CO 1ST MTG	Corporate Bond 4.200% 03/01/2011		1,495,050	1,431,437
PEARSON PLC SR NT 144A	Corporate Bond 7.000% 06/15/2011		996,700	1,046,738
RYDER SYS INC MEDIUM TERM NTS	Corporate Bond 5.850% 11/01/2016 DD 11/01/06		996,700	978,160
TATE & LYLE FIN PLC 144A	Corporate Bond 6.125% 06/15/2011 DD 06/28/06		1,993,400	2,024,296
TEMBEC INDUSTRIES INC	Corporate Bond 7.750% 03/15/2012 DD 03/13/02		520,688	304,602
TEXTRON FINL CORP NT	Corporate Bond 6.000% 11/20/2009		1,993,400	2,035,845
WACHOVIA CAP TR III FIXED FLTG	Corporate Bond VAR RT 03/15/2042 DD 02/01/06		1,495,050	1,507,392
WELLPOINT HEALTH NETWORKS NT	Corporate Bond 6.375% 01/15/2011		498,350	492,269
				28,246,625

3M CO LIQUID YLD OPT NT	Convertible Bond 2.400% 11/21/2032 DD 05/09/03		6,570,238	5,995,342
ALBERTSONS INC	Convertible Bond		7,442	188,847
AMDOCS LTD SR NT CONV	Convertible Bond 0.500% 03/15/2024 DD 03/05/04		1,190,063	1,262,954
AMGEN INC SR NT CONV 144A	Convertible Bond 0.125% 02/01/2011 DD 02/17/06		5,033,013	4,907,187
AMGEN INC SR NTS CONV	Convertible Bond 0.125% 02/01/2011 DD 08/01/06		520,688	507,670
BEAZER HOMES USA INC SR CONV	Convertible Bond 4.625% 06/15/2024 DD 06/08/04		371,888	417,908
CALPINE CORP	Convertible Bond 7.750% 06/01/2015 DD 06/23/05		1,090,938	747,293
CARNIVAL CORP GTD SR DEB CONV	Convertible Bond VAR RT 04/29/2033 DD 04/29/03		1,958,675	1,424,937
CENTURYTEL INC SR DEB CONV K	Convertible Bond 4.750% 08/01/2032 DD 08/26/02		1,066,100	1,167,380

(a) (b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL	(d) COST**	(c) SHARES/UNITS /PAR VALUE	(c) CURRENT VALUE
CMS ENERGY CORP SR NT CONV	Convertible Bond 2.875% 12/01/2024 DD 12/13/04		1,115,663	1,422,470
CONSECO INC DEB CONV	Convertible Bond STEP 09/30/2035 DD 08/15/05		917,300	905,834
CSX CORP DEB CONV	Convertible Bond ZEROCPN 10/30/2021 DD 10/30/01		1,983,625	2,447,297
DEVON ENERGY CORP	Convertible Bond 4.900% 08/15/2008 DD 08/03/98		1,537,450	2,129,369
DIAMOND OFFSHORE DRILLING CONV	Convertible Bond ZEROCPN 06/06/2020 DD 10/12/00		223,200	131,409
DISNEY WALT CO SR NT CVT	Convertible Bond 2.125% 04/15/2023 DD 04/14/03		2,156,925	2,620,664
DOMINION RES INC VA	Convertible Bond 2.125% 12/15/2023 DD 12/15/04		272,650	313,206
DUKE RLTY LTD PARTNERSHIP	Convertible Bond 3.750% 12/01/2011 DD 11/22/06		148,800	147,313
EASTMAN KODAC CO SR NT CVT	Convertible Bond 3.375% 10/15/2033 DD 10/10/03		3,223,138	3,404,439
ELECTRONIC DATA SYS CORP CONV	Convertible Bond 3.875% 07/15/2023 DD 06/30/03		1,586,788	1,683,978
EOP OPER LTD PARTNERSHIP 144A	Convertible Bond 4.000% 07/15/2026 DD 06/27/06		272,763	324,246
ERP OPERATING LP	Convertible Bond 3.850% 08/15/2026 DD 08/23/06		2,727,288	2,799,288
GENERAL MLS INC SR DEB CONV	Convertible Bond ZEROCPN 10/28/2022 DD 08/01/03		7,240,738	5,367,197
HEALTH MGMT ASSOC INC CONV	Convertible Bond STEP 08/01/2023 DD 07/29/03		1,487,550	1,511,723
LEUCADIA NATL CORP SR NT CONV	Convertible Bond 3.750% 04/15/2014 DD 04/29/04		322,325	446,421
LOCKHEED MARTIN CORP SR DEB	Convertible Bond VAR RT 08/15/2033 DD 08/13/03		967,425	1,283,783
MEDTRONIC INC SR NT CONV 144A	Convertible Bond 1.500% 04/15/2011 DD 04/18/06		1,437,650	1,523,909
MEDTRONIC INC SR NT CONV	Convertible Bond 1.500% 04/15/2011 DD 04/18/06		1,587,013	1,682,234
NEWS CORP FIN TR II BUCS 144A	Convertible Bond		348	339,698
PLACER DOME INC SR DEB CONV	Convertible Bond 2.750% 10/15/2023 DD 10/10/03		1,636,688	2,240,216
SLM CORP SR DEB CONV	Convertible Bond VAR RT 07/25/2035 DD 05/07/03		4,438,038	4,428,717
TRAVELERS PPTY CAS CORP NEW NT	Convertible Bond CVT PFD JR 2032		13,091	342,182
UNISOURCE ENERGY CORP 144A	Convertible Bond 4.500% 03/01/2035 DD 03/01/05		1,388,763	1,525,903
UNISOURCE ENERGY CORP SR CONV	Convertible Bond 4.500% 03/01/2035 DD 09/01/05		793,000	871,309

(a) (b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL	(d) COST**	(c) SHARES/UNITS /PAR VALUE	(c) CURRENT VALUE
USF&G CORP SUB CVT NT	Convertible Bond ZEROCPN 03/03/2009 DD 03/03/94		2,132,200	1,961,624
WYETH SR DEB CONV	Convertible Bond VAR RT 01/15/2024 DD 12/16/03		3,991,525	4,333,200
				62,807,147

U S TREASURY NOTES	US Gov’t Security 3.000% 02/15/2008		498,350	487,643
				487,643

OneBeacon Insurance Group Stable Value Fund - Insurance and Investment Contracts
BANK OF AMERICA 03-010	Synthetic GIC 3.94% constant duration
UNDERLYING ASSETS
* Vanguard Prime Money Market Fund			5,697,919	5,697,919
Adjustment from fair to contract value				135,791
TOTAL CONTRACT VALUE				5,833,710

GENWORTH LIFE GS-3912	Traditional GIC 4.28% 07/15/2008			1,072,759

IXIS 1362-01	Synthetic GIC 3.94% constant duration
UNDERLYING ASSETS
* Vanguard Prime Money Market Fund			11,948,955	11,948,955
Adjustment from fair to contract value				284,765
TOTAL CONTRACT VALUE				12,233,720

MASSACHUSETTS MUTUAL 35121	Traditional GIC 4.31% 06/30/2009			977,457

MONUMENTAL SV04529Q	Traditional GIC 4.14% 11/16/2007			2,468,074

PRINCIPAL 6-11504-1	Traditional GIC 3.55% 03/14/2008			1,122,602

PRINCIPAL 6-11504-2	Traditional GIC 3.80% 01/18/2007			1,851,277

STATE STREET BANK 101049	Synthetic GIC 3.94% constant duration
UNDERLYING ASSETS
* Vanguard Prime Money Market Fund			5,021,959	5,021,959
Adjustment from fair to contract value				119,682
TOTAL CONTRACT VALUE				5,141,641

TRAVELERS GR-18716	Traditional GIC 3.99% 12/05/2008			3,548,544
				34,249,784

(a) (b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL	(d) COST**	(c) SHARES/UNITS /PAR VALUE	(c) CURRENT VALUE
* Baron Asset Fund	Registered Investment Company		1,249	74,693
* Vanguard 500 Index Fund Investor Shares	Registered Investment Company		262,811	34,320,425
* Vanguard High-Yield Corporate Fund	Registered Investment Company		550,342	3,423,130
* Vanguard International Growth Fund	Registered Investment Company		555,036	13,243,154
* Vanguard Intl Value Fund	Registered Investment Company		12,546	506,109
* Vanguard Long-Term Investment Grade Investor Shares	Registered Investment Company		1,070,787	9,904,783
* Vanguard Mid-Cap Index Fund	Registered Investment Company		394,470	7,802,626
* Vanguard Morgan Growth Fund Investor Shares	Registered Investment Company		279,426	5,306,307
* Vanguard Prime Money Market Fund	Registered Investment Company		52,525,893	52,525,893
* Vanguard Selected Value Fund	Registered Investment Company		535,367	11,290,882
* Vanguard Short-Term Investment Grade Investor Shares	Registered Investment Company		392,444	4,144,205
* Vanguard Small-Cap Index Fund Investor Shares	Registered Investment Company		545,945	17,808,731
* Vanguard Target Retirement 2005	Registered Investment Company		33,805	387,746
* Vanguard Target Retirement 2010	Registered Investment Company		40,088	875,514
* Vanguard Target Retirement 2015	Registered Investment Company		53,590	667,736
* Vanguard Target Retirement 2020	Registered Investment Company		12,544	278,484
* Vanguard Target Retirement 2025	Registered Investment Company		18,406	240,016
* Vanguard Target Retirement 2030	Registered Investment Company		9,944	224,128
* Vanguard Target Retirement 2035	Registered Investment Company		12,528	173,758
* Vanguard Target Retirement 2040	Registered Investment Company		3,752	84,260
* Vanguard Target Retirement 2045	Registered Investment Company		3,026	43,329
* Vanguard Target Retirement 2050	Registered Investment Company		12	280
* Vanguard Target Retirement Inc	Registered Investment Company		30,565	327,041
* Vanguard Total International Stock Index Fund	Registered Investment Company		436,752	7,717,405
* Vanguard Wellington Fund Investor Shares	Registered Investment Company		930,932	30,190,120
* Vanguard Windsor Fund	Registered Investment Company		2,087,853	38,917,582
* Vanguard Windsor II Fund Investor Shares	Registered Investment Company		499,925	17,372,385
				257,850,722

* PARTICIPANT LOANS	Participant Loans 4.00% - 11.70%			5,026,844
				5,026,844

Total Investments				502,890,252

*      Denotes party-in-interest.

**    Cost is omitted for participant-directed investments.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONEBEACON INSURANCE SAVINGS PLAN (the “Plan”)

Date: June 28, 2007	By:	/s/ Thomas N. Schmitt
Thomas N. Schmitt
Senior Vice President, Human Resources